Filed pursuant to Rule 433 Registration No. 333-125271

Wachovia Corporation
$1,350,000,000 5.75% Notes due June 15, 2017

Issuer:	Wachovia Corporation
Principal Amount:	$1,350,000,000
Trade Date:	June 5, 2007
Settlement Date:	June 8, 2007
Maturity Date:	June 15, 2017
Coupon:	5.750%
Price to Public:	99.577%
Gross Spread:	0.45%
Gross Spread ($):	$6,075,000
Net Proceeds to Company:	$1,338,214,500
1st Coupon Payment Date	December 15, 2007
Coupon Payment Dates:	June 15 / December 15
Day Count Basis:	30 / 360
CUSIP / ISIN:	929903DT6 / US929903DT69
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$1,215,000,000
Co-Managers:	ABN AMRO Incorporated	$20,250,000
	A.G. Edwards & Sons, Inc.	$20,250,000
	Citigroup Global Markets Inc.	$20,250,000
	Loop Capital Markets, LLC	$20,250,000
	Morgan Stanley & Co. Incorporated	$20,250,000
	The Williams Capital Group, L.P.	$20,250,000
	Utendahl Capital Partners, L.P.	$13,500,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.